Exhibit 1

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[LOGO] HAVAS

PRESS RELEASE

                                                      Suresnes, August 1st, 2005

                  HAVAS CHANGES EURO RSCG WORLDWIDE LEADERSHIP:
                        MERCEDES ERRA AND STEPHANE FOUKS
                        ARE NAMED EXECUTIVE CO-CHAIRMEN,
                DAVID JONES IS APPOINTED CHIEF EXECUTIVE OFFICER
                AND REMI BABINET IS NAMED CHIEF CREATIVE OFFICER
                             OF EURO RSCG WORLDWIDE

                  JAMES R. HEEKIN TO LEAVE EURO RSCG WORLDWIDE


Philippe Wahl, Chief Executive Officer of Havas, today announced a new leadership of Euro RSCG Worldwide following the resignation of James R. Heekin. A new international team is being formed to lead Euro RSCG Worldwide operations:
Mercedes Erra and Stephane Fouks are named Executive Co-Chairmen of Euro RSCG Worldwide; David Jones is named Chief Executive Officer of Euro RSCG Worldwide and Remi Babinet is named Chief Creative Officer of Euro RSCG Worldwide. The appointments are effective immediately.

"Mercedes, Stephane, David and Remi respectively have helped their agencies achieve tremendous momentum. Given their commitment to excellence and dedication to their clients, it is a natural evolution for Havas to elevate them to new responsibilities and challenges. I am confident this terrific management team will together lead Euro RSCG Worldwide through a successful turnaround and beyond" commented Philippe Wahl.

Wahl also announced the resignation of James R. Heekin, the former Chairman and CEO of Euro RSCG Worldwide, who will pursue other opportunities in the industry. This decision follows a mutual agreement between the two parties. His resignation is effective immediately.

"Over the last two years, Jim installed the necessary groundwork to help guide Euro RSCG through a period of transition" commented Philippe Wahl. "We thank Jim for his contributions and wish him well in the future" he added.

"My time with Euro RSCG Worldwide has been a valuable experience," said James R. Heekin. "Today Euro RSCG is headed in a positive direction both professionally as well as from a business standpoint. I am quite proud of our accomplishments, and will miss many of the talented people there."

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Mercedes Erra
Mercedes Erra is Chairman of Euro RSCG France and President of BETC Euro RSCG, European Agency of the Year 2001 (Ad Age Global) and France's leading advertising agency since its foundation in 1994. Mercedes was previously Managing Director of Saatchi & Saatchi France.
Working closely with key clients including Danone, Evian, Cadbury Schweppes, L'Oreal, Orange, Sara Lee (Playtex-Wonderbra), and Canal Group, among others, Mercedes specializes in the reorientation of big brands. She is responsible for the agency's client service structure and oversees the planning, consulting, and business development departments.
In January, 2002, Mercedes was elected President of the AACC (French Advertising Agencies Association), the first woman to hold this post. A graduate of France's top institutions (HEC, Sorbonne University), Mercedes' opinion is regularly sought on a wide range of consumer issues such as women and advertising, youth, food, and brands.

Stephane Fouks
Stephane Fouks is CEO of Euro RSCG France and CEO of Euro RSCG C&O. Stephane boosts the new strategy and global communications offered as part of the partnership between Euro RSCG Corporate and Euro RSCG Omnium, and is responsible for Euro RSCG's French operations.
Stephane has been with Euro RSCG Worldwide since 1988, when he co-founded RSCG Public, a corporate communications consultancy. He served as the CEO of the company until 1995 when it merged with Euro RSCG Consultants and became Euro RSCG Institutional, where he remained CEO. In 1999 Euro RSCG Institutional and Hiex Reus Patner merged to form Euro RSCG Corporate. In 2001 he initiated a cross-working relationship between Euro RSCG Corporate and Euro RSCG Omnium, which then became Euro RSCG C&O, Stephane is also an international political advisor. He has, for example, assisted the Polish President, and also worked in France for the Socialist Party. In 1983 Stephane worked as an Assistant Deputy to the private secretary of Michel Rocard, who was Minister of Agriculture in France. He later became a Producer at Declic. Awarded the Ordre National de Chevalier du Merite, Stephane is a frequent guest speaker. He recently addressed the French American Foundation at Princeton University. He also recently spoke at the convention of Young Leaders XIV in New York.
Stephane received his Doctorate in Political Communications from Institut d'Etudes Politiques in Paris.

In his free time he enjoys going sailing and skiing with his family.

David Jones
David Jones was appointed to the position of CEO for Euro RSCG Worldwide's flagship New York office in September 2004. Since joining, he has led the agency to win both the global Jaguar car business and the North American Charles Schwab account. These wins, on the back of major new business awards from Heineken, GlaxoSmithKline, Novartis, and Schering-Plough, have turned the agency into one of New York's hottest shops.
David was previously the London-based Executive Vice President, Managing
Director of Global Business, leading all of Euro RSCG's 42 multinational clients, which accounted for approximately 40% of worldwide revenue. David also served as Global Brand Director for Reckitt Benckiser, after leading the agency's successful pitch for the $500 million worldwide business. David has been a member of Euro RSCG's Worldwide Executive Committee since 2002. He joined Euro RSCG Partnership Australia in 1998 as Managing Director, and one year later, at the age of 32, was appointed Chief Executive Officer. Under his leadership, Euro RSCG Partnership Australia was named "Australia's Agency of the Year" in 2000 and 2001. It was also named Australia's "Interactive Agency of the Year" no fewer than four times. These successes led to David appearing on the front cover of GQ magazine as one of Australia's "Top Ten
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Businessmen Under 40." In December 2003, he was named one of Media and Marketing
Europe's "40 Under 40."
Prior to joining Euro RSCG, David was at the time the youngest-ever board director at AMV/BBDO, one of the U.K.'s leading advertising agencies. He has also worked at Lowe Europe, J. Walter Thompson, and BDH/TBWA. He possesses an extensive depth of experience working with many of the world's premier marketers, including Unilever, Mars, Nestle, Pizza Hut, Dell, Intel, Volvo, Orange, Cadbury, Braun, British Telecom, Siemens, and Henkel. A graduate of Middlesex Business School in London and Reutlingen Fachhochschule in Germany, David has lived and worked in the United States, France, Germany, Australia, and the U.K., and speaks fluent French and German.

Remi Babinet
President and Creative Director of France's leading agency, BETC Euro RSCG, since its launch in 1994, Remi Babinet is also President of the Creative Director's Club, an association begun in 2003 and which represents advertising Creatives. From the start of his career in 1986, as a creative copy-writer with BDDP, Remi Babinet was soon recognised as being one of the best Creatives of his generation, winning various prizes for important clients such as Polaroid, Virgin, BMW, McCain and Le Printemps.
In 1994, Remi Babinet left BDDP to found his own advertising agency with Eric Tong Cuong. Mercedes Erra joined them soon after. Renowned for over ten years as a leading advertising agency in terms of creativity, innovation and efficiency, BETC holds a unique place in its industry. Named "European Agency of the Year" (Ad Age Global) and the most creative agency nine times in ten years, BETC has carved out a brand image which is original and resolutely modern, to service its many clients (Evian, Air France, BNP Paribas, Peugeot, Orange, Canal +, Petit Bateau, INPES, Le Parisien...) and regularly wins international prizes for their campaigns. Today the company has 400 employees.
In his role as President and Creative Director, Remi Babinet has consistently challenged the traditional limits of creative advertising and has opened his agency up to new creative fields. In 2003, he launched "le Passage du Desir", a space covering 1000m(2) dedicated to fashion, design, painting and photography (in conjunction with Hussein Chalayan, Yohji Yamamoto, Viktor & Rolf, Christian Lacroix, "Le Festival d'Automne de Paris", Rineke Dijkstra, Ruri and Joana Vasconcelos, amongst others). Three years ago, together with the agency's production department, he created the "PANIK" events in Paris, which brought together alternative rock bands and electronic musicians such as Jay Jay Johanson, Archive, Peter Kruder, Neneh Cherry, and others. It is Remi Babinet's belief that advertising should be open to and engage with the world around it, thereby creating new ways with which to interact with society and its consumers.

Jim R. Heekin
Prior to joining Euro RSCG Worldwide, Jim Heekin was Chairman and CEO of McCann-Erickson WorldGroup and McCann-Erickson Worldwide. He was named to the former position in March 2000 after assuming the latter in January 2000. His other positions have included Worldwide Executive Vice President, Regional Director of the Europe/Middle East/Africa region of McCann-Erickson Worldwide. He was named to the London-based post in April 1998 after having served as Regional Director of McCann North America. Under his leadership, McCann was named 1999 "European Agency of the Year" and Universal McCann, the agency's media operation, was named 1999 "Media Agency of the Year." This marked the first time that one agency won both Media & Marketing magazine honors. In addition, Heekin was a key member of the team that won AdWeek magazine's 1998 and 1999 "Global Agency of the Year" honors.


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Jim Heekin joined McCann in 1993 as Regional Director of North America and led
the agency's development of major quality initiatives in the areas of Strategic Planning, Creativity and Total Communications. This effort directly contributed to an outstanding track record in client stability and retention and was a major factor in the agency's win of more Effie Awards than any other agency in 1996, 1997, and 1998. It also helped produce record new business years.

Jim Heekin began his advertising career in 1975 in the Research Department of J. Walter Thompson. He left the agency in 1978 to join General Foods in brand management. In 1980, he joined Bozell Worldwide as Executive Vice President, Managing Director on the Chrysler account. He returned to JWT in 1985 where he was responsible for both the Miller and Burger King accounts. In 1988 he was appointed General Manager of JWT New York and elected to the agency's Worldwide Board of Directors. He is a graduate of Williams College.

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About Havas
Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 77 countries through its networks of agencies located in 44 countries and contractual affiliations with agencies in 33 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 14,400 people.
Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information
This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

Contacts:

Communications:                 Peggy Nahmany
                                Tel: +33 (0)1 58 47 90 73
                                peggy.nahmany@havas.com

Investor Relations:             Stephane Houri
                                Tel: +33 (0)1 58 47 91 35
                                stephane.houri@havas.com





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